FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on 2007 final results of China Netcom Group Corporation Hong Kong) Limited (the “Registrant”);

2.	an announcement on change of joint company secretary of the Registrant; and

3.	a notice on closure of register of members of the Registrant;

each made by the Registrant in English on March 25, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

2007 ANNOUNCEMENT OF FINAL RESULTS

CHAIRMAN’S STATEMENT

Dear Shareholders,

Over the past three years, the Company has focused its efforts on strategic transformation and reform of operating principles. In 2007, I am delighted to report that we have made significant progress in this regard. We were able to strengthen and reinforce our new corporate identity as a broadband and multimedia service provider, paving the way for the Company’s rapid growth in the future. We believe that the Company can sustain growth and create value for shareholders as long as it follows this long-term vision.

Strategic Transformation

In 2007, the revenue generated from innovative businesses maintained its growth momentum and grew by 38.9% , and accounted for 34.7% of the total revenue, up 9.5 percentage points compared with the same period last year.

China’s Internet market continued to maintain a fast growth in 2007. According to China Internet Network Information Center, China added 73 million Internet users in 2007, reaching a total of 210 million by December 2007, up 53.3% from December 2006. The increasing use of Internet by all sectors of the public is accelerating and the number of younger, low-income and rural users also started to increase. People have become more reliant on Internet in their daily lives. Access to the Internet is increasingly regarded not as a luxury but a household necessity.

Capitalizing on the rapid growth of the Internet market, the Company launched its “Super Broadband Plan” to drive the growth of broadband services in two areas — broadband access, and broadband content and applications. In terms of broadband access, the number of broadband subscribers has been growing rapidly in the past three years. In 2007, the growth rate of broadband subscribers was 37%, which was 6.3 percentage points higher than that of the previous year.

In terms of broadband content and applications, the Company is delivering integrated content and applications directly onto the desktops of our broadband subscribers through its “CNC MAX”. It is also running a pilot scheme of delivering broadband content and applications to other terminals such as TVs through technological innovation. In 2007, the Company began delivering smart terminals and HomeBox for home multimedia information to the users in some cities. The Company plans to deliver content and applications to user terminals of various types and offer quadruple-play multimedia and information services as it continues the execution of its strategic transformation into a broadband communications and multimedia services provider.

With the increase in our broadband subscribers and “CNC MAX” Client, and the growth in content and applications, the Company has begun to develop its advertising and media business. In 2007, through its services of “Phone Navigation”, “CNC MAX” and “CNC Yellow Pages”, the Company is exploring its competitive advantages in the area of advertising and media business.

During 2007, the Chinese government conducted a sweeping informatization drive. The aim is to raise efficiency in government, improve the competitiveness of enterprises, and upgrade living standards for the general public. The Company clearly recognizes the opportunities presented by government policy on informatization. To capture these, the Company has improved its ability to provide ICT solutions to government and corporate users, particularly at the high end of the ICT value chain. In 2007, the Company had built competitive advantage in providing integrated solutions for e-government, pollution monitoring, and “Safe City” etc.

Olympic Opportunities

In 2007, the Company intensified marketing around its “Broadband Olympics” strategy, which is expected to drive substantial growth in both broadband and ICT services. The “Broadband Olympics” strategy is expected to deliver significant improvements to brand image, services, management, and overall competitiveness.

•
High-speed networks: The Company launched a series of projects for the construction of high-speed optical networks. These include an optical network connecting all Olympic venues, the world’s first ASON + MSTP network designed for the Olympics, and the first wide-area Centrex across the country.

•	Easy network access: The Olympics will highlight the wide range of access modes offered by the Company, including LAN, EPON, McWill wireless access, and IC card certification access.

•
Broadband products for the Olympic Games: These include the Olympic Yellow Pages, Broadband Olympic Content-Push, Portable USB key, and Multi-media broadband card. The Company will soon launch new products such as the “CNC MAX” Olympic Channel and Easy Broadband Cards in 2008.

•
Comprehensive ICT solutions for the Olympics: Construction of an Olympic network monitoring system has been completed, and the Company has started offering Olympic call center services. The Company will complete a fixed-line communications command and control system, event management network system, and organization management system for the Olympic Games in 2008. Capitalizing on its Olympic partnership status, the Company has signed ICT contracts for security, transport and fire-fighting agencies associated with the Olympic Games.

•	Higher service standards: CNC Olympic Services standards have been established and will be implemented in the Olympic cities.

Corporate Governance
In 2007, the Company continued to improve its corporate governance focused on its existing board governance structure.

After reviewing the performance of the board and the directors in the year 2006, the Company devised a plan to further enhance directors’ understanding of the Company’s operations through professional training. This includes a system to enable directors to exchange information and knowledge on a regular basis as well as receive timely information on operations, in order to help them make informed and scientific decisions on matters of significance to the Company. This system includes regular meetings between directors and the management, and monthly reports to directors.

In 2007, the Company launched new procedures for the selection and succession of senior executives, which will lead to a more open, transparent and systematic approach to appointment and succession of directors and senior executives.

Since 2004, the Company has won recognition from public and professional bodies for its persistent efforts in “establishing world-class corporate governance”. In 2007, the Company received the prestigious “Directors of the Year Award 2007” from the Hong Kong Institute of Directors in the Hang Seng Index Constituents category. The award has strengthened the Company’s confidence and commitment to achieving the highest standards of corporate governance.

Dividend

Based on the financial performance of the Company in 2007 and its development strategy, the Board of Directors has proposed the payment of a final dividend of HK$0.592 per share for the financial year ended December 31, 2007, up 7.1% compared with HK$0.553 per share in 2006.

Resignation and Appointment of Directors and the Management

On January 15, 2007, Ms. Li Liming resigned as Non-Executive Director of the Company and Mr. Li Fushen was appointed as Executive Director. On the same day, Mr. Zhang Changsheng resigned as Senior Vice President and Mr. Zhang Xiaotie was appointed as Senior Vice President. On July 12, 2007, Mr. Miao Jianhua resigned as Executive Director and Mr. Tian Suning resigned as Vice-Chairman and Non-Executive Director. On the same day, Ms. Li Jianguo was appointed as Executive Director. On December 5, 2007, Mr. Mauricio Sartorius resigned as Non-Executive Director and Mr. Cesareo Alierta Izuel was appointed as Non-Executive Director. On the same day, Ms. Hong Chen Jin (Margaret Chen), was appointed as Alternate Director to Mr. Cesareo Alierta Izuel and ceased serving as Alternate Director to Mr. Mauricio Sartorius. On the same day, Mr. Jiang Zhengxin was appointed as Vice President of the Company.

On behalf of the Board, I would like to extend my sincere thanks to Mr. Miao Jianhua, Mr. Tian Suning and Mr. Mauricio Sartorius for their outstanding contributions to the Company during their tenures as directors. I would also like to extend a warm welcome to Ms. Li Jianguo and Mr. Cesareo Alierta Izuel in joining the board of directors.

Looking into the Future

The telecommunications industry is undergoing rapid and profound changes. It is hard for the traditional operational model to keep up with the fast growth in demand and the quick pace of technological innovation. We firmly believe that the only way to sustain growth and enhance value for our shareholders is to deliver breakthrough innovation, embrace challenge proactively, and drive trends rather than following them.

In 2008, the Company will continue its strategic transformation into a broadband communications and multimedia service provider. For our public subscribers, we will leverage opportunities presented by the exponential growth of the Internet to attract more broadband access subscribers, strengthen the integration of content and applications, and deliver content and applications to user terminals via “CNC MAX” Client and HomeBox. The Company will expand its advertising and media business by optimizing its internal resources, which will generate new factors to drive sustainable growth.

The Company will promote ICT services for government and corporate customers and move to a higher position on the ICT value chain. The Company will leverage its advantages in terms of corporate resources and brand name to enter the outsourcing industry, which will help improve its competitive edge in ICT services and in becoming one of China’s leading providers of ICT services.

The Company will persevere in the pursuit of licenses for mobile services and IPTV services which will pave the way for the Company to become a comprehensive “broadband communications and multimedia service provider”.

Let me extend my sincere thanks to the shareholders, customers, employees and partners of the Company for their consistent support.

Zhang Chunjiang
Chairman

Hong Kong, March 25, 2008

CHIEF EXECUTIVE OFFICER’S STATEMENT

Dear Shareholders,

In 2007, the Company focused on innovation and its strategic transformation into a broadband communications and multimedia services provider in respect of technologies, businesses and systems. Innovative businesses made up 34.7% of its revenue, up 9.5 percentage points compared to 2006. In a competitive environment where fixed-line voice services were increasingly substituted by mobile voice services, the successful development of innovative businesses has been crucial in offsetting the decline of traditional fixed-line voice services and has contributed to an increase in revenue. Through three years of hard work, the Company is gradually moving from a telecommunications services provider of traditional fixed-line voice services to a broadband communications and multimedia service provider.

1.     Financial Results

As of the end of 2007, the Company generated RMB84,005 million in revenues from continuing operations, including amortization of upfront connection fees of RMB1,517 million. Excluding amortization of upfront connection fees, our revenue from continuing operations was RMB82,488 million, representing a year-on-year growth of 0.9% (unless otherwise specified, all reported data excludes the effect of amortization of upfront connection fees and discontinued operations). Consolidated net profit of the Company was RMB10,578 million, including net profit of RMB624 million generated from discontinued operations.

In 2007, capital expenditure was RMB20,684 million, representing a decline of 15.8% from last year and a reduction of RMB316 million compared to the guidance provided by the senior management at the beginning of the year. Benefiting from the effective management of cash flow and capital expenditure, our free cash flow* in 2007 was RMB11,775 million, representing a growth of 57.2%.

*    Free cash flow refers to the net cash flow from continuing operations excluding capital expenditure.

2.     Business Review

In 2007, the substitution of fixed-line voice services by mobile voice services accelerated. Mobile telecommunications operators accounted for 90.3% of the net increase in the revenue of the telecommunications industry. In a fiercely competitive market, the Company continued to implement its strategy of becoming a broadband communications and multimedia service provider. Operationally, it has adopted strategies to expand innovative businesses, stabilize fixed-line voice businesses, push ahead management reforms and improve free cash flow. Our strategy has proved to be effective.

Innovative Businesses

In 2007, innovative businesses contributed RMB28,656 million to revenue, representing a growth of 38.9%.

During the year, the Company launched a “Super Broadband Plan” to take advantage of growth opportunities presented by the rapid expansion of the Internet market in China. Within our service regions, we increased broadband access speed, put new operational and business models into practice, and promoted our Olympic ties and strategy. By the end of 2007, the total number of broadband subscribers of the Company increased 5,339 thousand to 19,768 thousand, representing a growth of 37.0% compared with the same period of last year and a market share of 88.9%.

Along with the expansion of its broadband subscriber base, the Company focused on integrating broadband content and applications and innovating development model. “CNC MAX” Client was launched to deliver enriched content and applications directly to the desktops of our subscribers. New user terminals, ranging from PCs to TV sets enriched the means of access for customers. Broadband services generated a total revenue of RMB13,835 million in 2007, and ARPU was RMB67.4. In particular, revenue from broadband content and applications business was RMB1,749 million, up 107.7% from the previous year, and contributed RMB8.5 to the average revenue per broadband subscriber.

In 2007, with the expanding “CNC MAX” Client user base and enrichment of content and applications, the Company began to develop its advertising and media business. In 2007, based on “Phone Navigation”, “CNC MAX” and “CNC Yellow Pages”, the Company explored its competitive advantage in the area of advertising and media. By the end of the year advertising and media business had generated revenue of RMB380 million.

With the increasing penetration of IT across all sectors of society, the fast pace of technological change and increasing network integration, the traditional boundaries among communications networks, the Internet, and corporate intranets have been diminishing and this has led to the development of an integrated ICT industry. The Company has established a long-term goal of becoming one of China’s leading ICT service providers, as well as a network information specialist for government and corporate customers by leveraging its brand and resources. In 2007, the Company made great efforts to develop ICT services in order to enhance its position in providing integrated solutions for key customers and markets, as well as enhance its ability to provide higher-value added services.

In 2007, the Company seized the opportunities presented by the Chinese government’s initiative to promote information technology in administrative affairs, and secured a number of significant integrated IT projects. It has built up its key competitive advantages in providing integrated solutions for government, Olympics, health, education, finance and other industries. For instance, the Company developed business relationships with important customers such as the State Council Informatization Office, the National People’s Congress, the Ministry of Commerce, China International E-commerce Center and the Chinese Academy of Medical Sciences. It has also improved its capabilities on research and development and project management. At the end of 2007, the Company acquired Beijing Telecommunications Planning and Designing Institute Corporation Limited. The acquisition has brought stronger technical qualifications, broader customer relationships and a greater number of professionals to the Company. These will strengthen the Company’s capabilities to deliver ICT services and accelerate the Company’s shift towards the high end of the ICT value chain. In 2007, the Company generated RMB3,990 million in its ICT business, representing a growth of 366.7%.

In 2007, the Company focused on expanding the scope of value-added services and increasing the penetration rate of value-added services for its fixed-line subscribers. By the end of 2007, revenue from value-added services had increased by 14.5% to RMB6,114 million, accounting for 7.4% of total revenue, an increase of 0.9 percentage points from 2006. The number of Personalized Ring subscribers was 28,137 thousand, representing a growth of 78.6%. Of this number, 19,970 thousand used fixed-line Personalized Ring, representing a growth of 124.1% and a penetration rate of 23.6%. The penetration rate of Caller Identification Service was 72.2%, an increase of 3.4 percentage points.

Traditional Fixed-line Voice Services

In 2007, in the field of traditional fixed line services, the Company continued to promote bundled services and integrated services under the brand names “Family 1+” and, “Same Number”, driving the growth of innovative businesses by bundling various services in one package. By the end of 2007, the number of “Family 1+” subscribers reached 8,378 thousand, representing a growth of 650.7% over the previous year. The “Same Number” subscriber base had grown to 1,663 thousand, an increase of 75.7%. Fast growth of the “Family 1+” service supported development of broadband access, broadband content and applications as well as value-added services. In 2007, more than 80% of the net growth in the broadband subscribers of the Company also subscribed to “Family 1+”.

Due to the increasingly rapid mobile substitution, the number of our local telephone subscribers declined. By the end of 2007, the number had decreased by 3,152 thousand to 110,820 thousand, of which PHS subscribers numbered 26,189 thousand, a drop of 4.1% compared with the previous year. The ARPU and traffic for local telephone services continued to fall.

We believe that with the growing penetration of the “Family 1+” service plan, the steady improvement of its pricing system and shift of the service plan positioning to home multimedia information service, the value of the fixed-line telephone services customer will be maximized.

3.      Management Reforms

Strategic transformation is leading the Company into new businesses such as multimedia and IT services, where we are facing new operational models and new competitors different from those in the traditional fixed-line voice services. The only way to develop core competitiveness in new business areas and meet customers’ constantly changing needs is to introduce ground-breaking changes to our management model.

Changes in Organizational Structure

In 2007, the Company conducted a customer-oriented marketing system reform as a starting point for changes to its organizational structure. Specialized marketing teams were organized under three customer categories - Large Corporates and Government, Small and Medium Enterprises, and Residentials. The changes were made in order to improve customer satisfaction, allocate resources more efficiently, and shift focus from marketing product to customizing product.

Changes in Financial Management

Strategic transformation is also leading changes in financial management, which has shifted focus from volume processing of transactions to decision-making support and value creation. With a shared financial system, standard legal and management reports as well as transaction processing are outsourced to a financial sharing center. Standardized and process-based outsourced management can greatly improve financial efficiency and drive down costs. The quality of accounting and risk control management can also be improved. More importantly, financial managers can be freed from basic transaction activities and can devote more time to providing support for strategic decision-making and value creation.

In 2007, the Company established the “CNC Financial Service Sharing Center”, to share accounting, payment and revenue management processes among headquarters and subsidiaries.

4.     Development Strategies for 2008

In 2008, the Company will focus on the following aspects of its development strategies:

•	Implementing the “Super Broadband Plan” to increase broadband access speed and diversify broadband access modes and terminals;

•
Developing broadband content and applications in order to increase the market penetration rate of “CNC MAX” Client, and to deliver broadband content and applications to as many user terminals as possible through technological innovation with an aim of increasing revenue contribution from the business of broadband content and applications, as well as advertising and media services;

•	Integrating available resources to develop advertising and media businesses based on phone search engine, Internet advertising and Yellow Pages;

•	Optimizing “Family 1+” bundled services and gradually shift its positioning to satisfy residential customers’ needs for broadband and multimedia information services;

•	Promoting ICT services in order to enhance our capabilities to deliver high-value added ICT services as well as strengthen our competitive edge in core industries and areas.

•	Developing ICT services to outsourcing business with a focus on call center and IDC areas, where the Company has competitive advantages in terms of resources.

•
Expanding the customer-oriented marketing system reform, with pilot projects in a number of provinces. The ultimate goal is to promote the system throughout our service regions by the end of 2008. We will also further develop the financial sharing system, and conduct trials in provincial branches.

In 2008, with a focus on innovation, we will seize the historic opportunity of the Beijing 2008 Olympic Games to speed up the Company’s strategic transformation into a broadband communications and multimedia service provider.

I would like to take this opportunity to express my gratitude to our customers, shareholders, the board of directors and the staff for their support and trust.

ZUO Xunsheng
Chief Executive Officer

Hong Kong, March 25, 2008

GROUP RESULTS

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2007.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		Year ended December 31
	Note	2007	2006
		RMB million	RMB million
			Restated Note 2

Continuing operations:
Revenues	4	84,005	84,194
		－－－－－－－	－－－－－－－

Operating expenses
Depreciation and amortisation		(25,495)	(24,913)
Networks, operations and support		(14,145)	(13,344)
Staff costs		(12,223)	(11,849)
Selling, general and administrative		(10,615)	(12,607)
Other operating expenses		(4,261)	(1,930)
		－－－－－－－	－－－－－－－

Total of operating expenses		(66,739)	(64,643)
		－－－－－－－	－－－－－－－

Other income	5	1,221	621
Interest income		113	135
Deficit on revaluation of fixed assets		—	(1,335)
		－－－－－－－	－－－－－－－

Profit from operations		18,600	18,972
Finance costs		(3,333)	(3,767)
		－－－－－－－	－－－－－－－

Profit before taxation		15,267	15,205
Taxation	7	(3,796)	(3,727)
		－－－－－－－	－－－－－－－

Profit for the year from continuing operations		11,471	11,478
		=============	=============

Discontinued operations：
Profit for the year from discontinued operations	10	624	1,487
		=============	=============

Profit for the year		12,095	12,965
		=============	=============

Dividends proposed after the balance sheet date	8	3,700	3,695
		=============	=============

Earnings per share for profit from continuing operations attributable to shareholders of the Company for the year
Basic earnings per share	9	RMB1.72	RMB1.74
		=============	=============
Diluted earnings per share	9	RMB1.70	RMB1.72
		=============	=============

Earnings per share for profit from discontinued operations attributable to shareholders of the Company for the year
Basic earnings per share	9	RMB0.09	RMB0.22
		=============	=============
Diluted earnings per share	9	RMB0.09	RMB0.22
		=============	=============

Earnings per share from operations attributable to shareholders of the Company for the year
Basic earnings per share	9	RMB1.81	RMB1.96
		=============	=============
Diluted earnings per share	9	RMB1.79	RMB1.94
		=============	=============

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007

		As at December 31
	Note	2007	2006
		RMB Million	RMB Million
			Restated Note 2

Assets

Current assets
Cash and bank deposits		5,395	7,728
Accounts receivable	11	8,458	8,283
Inventories and consumables		287	416
Prepayments, other receivables and other current assets		1,021	1,441
Due from holding companies and fellow subsidiaries		347	358
		－－－－－－－	－－－－－－－

Total current assets		15,508	18,226
		－－－－－－－	－－－－－－－

Non-current assets
Fixed assets		156,948	168,141
Construction in progress		3,990	6,335
Lease prepayments		2,494	2,364
Intangible assets		1,552	1,591
Deferred tax assets		2,693	3,459
Other non-current assets		3,243	3,966
		－－－－－－－	－－－－－－－

Total non-current assets		170,920	185,856
		－－－－－－－	－－－－－－－

Total assets		186,428	204,082
		=============	=============

		As at December 31
	Note	2007	2006
		RMB million	RMB million
			Restated Note 2
Liabilities and equity

Current liabilities
Accounts payable	12	15,639	17,661
Accruals and other payables		2,950	3,074
Short term commercial paper		20,000	9,811
Short term bank loans		11,850	30,980
Current portion of long term bank and other loans		5,322	7,304
Due to holding companies and fellow subsidiaries		4,598	7,505
Current portion of deferred revenues		7,103	7,733
Current portion of provisions		3,381	3,736
Taxation payable		3,750	3,029
		－－－－－－－	－－－－－－－

Total current liabilities		74,593	90,833
		－－－－－－－	－－－－－－－

Net current liabilities		(59,085)	(72,607)
		－－－－－－－	－－－－－－－

Total assets less current liabilities		111,835	113,249
		－－－－－－－	－－－－－－－

Non-current liabilities
Long term bank and other loans		14,425	23,219
Corporate bonds		2,000	—
Due to holding companies and fellow subsidiaries		6,169	5,880
Deferred revenues		4,314	6,198
Provisions		2,007	2,586
Deferred tax liabilities		856	1,156
Other non-current liabilities		12	16
		－－－－－－－	－－－－－－－

Total non-current liabilities		29,783	39,055
		－－－－－－－	－－－－－－－

Total liabilities		104,376	129,888
		－－－－－－－	－－－－－－－

Financed by:
Share capital		2,206	2,199
Reserves		79,846	71,995
		－－－－－－－	－－－－－－－

Shareholders’ equity		82,052	74,194
		－－－－－－－	－－－－－－－

Total liabilities and equity		186,428	204,082
		=============	=============

Notes

1         Background of the Group

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“PRC”) on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. The Company, China Netcom Holdings and China Network Communications Group Corporation (the “China Netcom Group”) underwent a reorganization conducted for the listing of the shares of the Company (the “Listing Reorganization”) on June 30, 2004. Following the Listing Reorganization, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004. After the Listing Reorganization, the Company’s ultimate holding company was China Netcom Group.

After the Listing Reorganization and acquisition of China Netcom Group New Horizon (BVI) Limited and China Netcom Group New Horizon Telecommunication Limited, the Company and its subsidiaries (the “Group”) is the dominant provider of fixed line voice and value-added services, broadband and other internet-related services, information communications technology services, business and data communications services and advertising and media services in ten northern provinces, municipalities and autonomous region in PRC, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provided telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC.

On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The transaction was completed on August 22, 2006.

On January 15, 2007, the Company’s wholly owned subsidiary, China Netcom (Group) Company Limited (“CNC China”), entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches (“Guangdong and Shanghai Branches”) in the PRC for consideration of RMB3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from the Ministry of Information Industry (“MII”). After the disposal of the Guangdong and Shanghai branches, the Group only provides telecommunication operations in the ten northern provinces, municipalities and autonomous region.

On December 5, 2007, China Netcom Group System Integration Limited Corporation (“System Integration Corporation”), a wholly-owned subsidiary of CNC China, entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecommunications Planning and Designing Institute Corporation Limited (“Beijing Telecom P&D Institute”) from China Netcom Group Beijing Communications Corporation for a total consideration of RMB298.9 million. The consideration was paid through a one-off cash payment. The acquisition was registered with Beijing Property Transaction Administrative House and the ownership was transferred on December 31, 2007. Prior to the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group.

Currently, the Group’s principal services consist of:

•    Fixed line voice and value-added services, comprising:

(a)	Local, domestic long distance and international long distance services;

(b)	Value-added services, including caller identity, personalised ring, etc; and

(c)	Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiaries owned by China Netcom Group operating outside the ten service regions;

•    Broadband services and other Internet-related services;

•
Information Communications Technology Services, including system integration, software services, outsourcing services, professional consulting services, professional services related with network information and disaster recovery, and other integrated solutions to client based on information and communications industry;

•	Business and data communications services, including managed data services and leased line services;

•	Advertising and media services.

2           Basis of presentation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”), Hong Kong Accounting Standards (“HKAS”) and interpretations issued by the Hong Kong Institute of Certified Public Accountants (‘‘HKICPA’’). They have also been prepared in accordance with the disclosure requirements of the Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets in 2006 and on a going concern basis.

A significant percentage of the Group’s funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. Based on the Group’s history of obtaining financing, its relationship with its bankers and its operating performance, the board of directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

On June 2, 2006, the Group entered into an agreement with third party buyers to dispose of the entire interests in the ANC Group and the disposal was completed on August 22, 2006. On January 15, 2007, CNC China entered into an assets transfer agreement with China Netcom Group to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong and Shanghai Branches in the PRC and the disposal was completed on February 28, 2007. In accordance with Hong Kong Financial Reporting Standard (“HKFRS”) 5 “Non-current assets held for sale and discontinued operations” issued by the HKICPA, the results of the operations of the ANC Group and the Guangdong and Shanghai Branches have been presented as discontinued operations. The 2006 comparative figures in the income statement were restated to reflect the disposal of Guangdong and Shanghai branches accordingly.

On December 5, 2007, System Integration Corporation entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation. Before the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group. Since China Netcom Group is the ultimate holding company of the Group, the acquisition is a business combination under common control. Therefore, the Group accounted for this acquisition using the pooling of interest method according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions (“AG 5”). The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Beijing Telecom P&D Institute have been owned by the Group from the earliest comparative period presented. Accordingly, the financial information for 2006 has been restated.

3           Changes in accounting policies

(a)	Standards, amendment and interpretations effective in 2007

HKFRS 7, ‘Financial instruments: Disclosures´, and the complementary amendment to HKAS 1

HK(IFRIC) - Int 8, ‘Scope of HKFRS 2´

HK(IFRIC) - Int 10, ‘Interim financial reporting and impairment´

(b)	Interpretation early adopted by the Group

HK(IFRIC) - Int 13, ‘Customer loyalty programmes´

(c)	Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1 2007 but they are not relevant to the Group’s operations:

•	HK(IFRIC) - Int 7, ‘Applying the restatement approach under HKAS 29, Financial reporting in hyper-inflationary economies´

•	HK(IFRIC) — Int 9, ‘Re-assessment of embedded derivatives´

•	HKFRS 4 (revised) - ‘Amendment to ‘Financial guarantee contracts´’

(d)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1 2008 or later periods, but the Group has not early adopted them:

•	HK(IFRIC) - Int 11, HKFRS 2 — Group and treasury share transactions´

•	HK(IFRIC) — Int 12, ‘Service concession arrangement’

•	HKAS 23 (Amendment), ‘Borrowing costs´

•	HKFRS 8, ‘Operating segments´

•	HK(IFRIC) - Int 14, ‘HKAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction´

4   Revenues

Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies amounting to RMB2,358 million (2006: RMB2,387 million). The Group’s revenues by business nature can be summarized as follows:

	Year ended December 31
	2007	2006
	RMB million	RMB million
		Restated Note 2

Revenues
Local usage fees	19,989	22,059
Monthly telephone services	12,387	16,546
Upfront installation fees	1,283	1,364
DLD usage fees	8,769	9,495
ILD usage fees	791	819
Value-added services	6,114	5,341
Interconnection fees	8,376	8,432
Upfront connection fees	1,517	2,406
Broadband services	13,835	9,916
Other Internet-related services	532	516
Managed data services	1,284	1,413
Leased line income	2,521	2,540
Information communications technology services	3,990	855
Other services	2,617	2,492
	－－－－－－－	－－－－－－－
Total	84,005	84,194
	=============	=============

5         Other income

Other income is the subsidy income the Company received arising from the reinvesting of the profit distributions received from a subsidiary in the PRC to that subsidiary.

6         Segmental reporting

Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group’s assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

7         Taxation

	Year ended December 31
	2007	2006
	RMB million	RMB million
		Restated Note 2

PRC enterprise income tax (“EIT”)	3,901	4,143
Overseas profit tax	12	20
Deferred taxation- Continuing operations	(66)	(436)
Deferred taxation -Change in statutory taxation rate	(51)	—
	－－－－－－－	－－－－－－－
Taxation charges	3,796	3,727
	=============	=============

The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”). This New CIT Law reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from January 1, 2008. As a result of the new CIT Law, as at March 16, 2007, the carrying value of deferred tax assets has been written down by RMB775 million, with RMB111 million recognised in income statement and RMB664 million recognised in equity. The carrying value of deferred tax liabilities has been written down by RMB273 million, with RMB162 million recognised in the income statement and RMB111 million recognised in equity. The impact of the change in deferred taxation recognised in either the current income statement or equity as a result of the New CIT Law corresponded to whether the related items were previously recognised in income statement or equity.

8         Profit distributions

	Year ended December 31
	2007		2006
	HK$ million	RMB million	HK$ million	RMB million

Final dividend proposed after balance sheet date of HK$0.592 per share (2006: HK$0.553 per share)	3,951	3,700	3,678	3,695
	=============	=============	=============	=============
Dividend distributed during the year	3,678	3,600	3,073	3,196
	=============	=============	=============	=============

In the meeting of the board of directors held on March 25, 2008, the directors proposed a final dividend of HK$0.592 per ordinary share for the year ended December 31, 2007. Dividends proposed after the balance sheet date have not been reflected as a dividend payable and will be reflected as an appropriation in the 2008 financial statements.

9        Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31
	2007	2006
	(in RMB millions, except share and per share data)
		Restated Note 2

Numerator:
Profit for the year
- Continuing operations	11,471	11,478
- Discontinued operations	624	1,487
	－－－－－－－	－－－－－－－
	12,095	12,965
	－－－－－－－	－－－－－－－
Denominator
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	6,657,045,212	6,615,520,381
Diluted equivalent shares arising from share options	80,583,956	51,955,496
	－－－－－－－	－－－－－－－
Shares used in computing diluted earnings per share	6,737,629,168	6,667,475,877
	－－－－－－－	－－－－－－－
Basic earnings per share (RMB)
- Continuing operations	1.72	1.74
	－－－－－－－	－－－－－－－
- Discontinued operations	0.09	0.22
	－－－－－－－	－－－－－－－
- Profit for the year	1.81	1.96
	=============	=============
Diluted earnings per share (RMB)
- Continuing operations	1.70	1.72
	－－－－－－－	－－－－－－－
- Discontinued operations	0.09	0.22
	－－－－－－－	－－－－－－－
- Profit for the year	1.79	1.94
	=============	=============

10           Discontinued operations

On January 15, 2007, CNC China entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches. The disposal was completed on February 28, 2007. The gain on disposal amounted to RMB626 million. The results of Guangdong and Shanghai Branches for the year ended December 31, 2007 and 2006 are presented as discontinued operations.

On June 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million. The disposal was completed on August 22, 2006. The gain on disposal amounted to RMB1,878 million. The results of the ANC Group for the year ended December 31, 2006 are presented as discontinued operations.

The income statements related to discontinued operations are as follows:

	Disposal of Guangdong and Shanghai branches		Disposal of ANC Group		Total
	For the period from January 1, 2007 to February 28, 2007	For the year ended December 31, 2006	For the year ended December 31, 2007	For the period from January 1, 2006 to August 22, 2006	For the year ended December 31, 2007	For the year ended December 31, 2006
	RMBmillion	RMBmillion	RMBmillion	RMBmillion	RMBmillion	RMBmillion

Discontinued operations
Revenues	615	3,222	—	980	615	4,202
Expenses	(618)	(3,717)	—	(1,038)	(618)	(4,755)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Loss before taxation of discontinued operations	(3)	(495)	—	(58)	(3)	(553)
Taxation	1	163	—	(1)	1	162
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Loss for the period of discontinued operations	(2)	(332)	—	(59)	(2)	(391)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Gain on disposal of discontinued operations before taxation	927	—	—	1,878	927	1,878
Taxation	(301)	—	—	—	(301)	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Gain on discontinued operations after taxation	626	—	—	1,878	626	1,878
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Profit/(loss)for the period/year from discontinued operations	624	(332)	—	1,819	624	1,487
	=============	=============	=============	=============	=============	=============

11           Accounts receivable

Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due generally between 30 to 90 days from the billing date.

The aging analysis of accounts receivable based on the billing date is as follows:

	As at December 31
	2007	2006
	RMB million	RMB million
		Restated Note 2

0-30 days	5,682	5,744
31-90 days	1,866	1,557
Over 90 days	2,308	2,326
	－－－－－－－	－－－－－－－
Total	9,856	9,627
	－－－－－－－	－－－－－－－
Less: Allowance for doubtful debts	(1,398)	(1,344)
	－－－－－－－	－－－－－－－
Net carrying amounts	8,458	8,283
	=============	=============

12           Accounts payable

	As at December 31
	2007	2006
	RMB million	RMB million
		Restated Note 2

0-30 days	6,214	5,763
31-60 days	1,462	2,236
61-90 days	1,266	1,449
91-180 days	2,251	2,990
Over 180 days	4,446	5,223
	－－－－－－－	－－－－－－－
Total	15,639	17,661
	=============	=============

13           Significant subsequent events

(i)	After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 8.

(ii)
The Group borrowed two foreign currency loans of HK$ 1 billion each from a bank in Hong Kong on February 1 and February 4, 2008 respectively. Both of the loans will mature on December 31, 2008. The actual annual interest rates charged are 2.53% and 2.557%.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended December 31, 2007.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all code provisions of the Code on Corporation Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended December 31, 2007.

Under the amended Section 303A of the New York Stock Exchange Listed Company Manual, foreign issuers (including the Company) listed on the New York Stock Exchange, Inc. (the “NYSE”) are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such difference appears on our website at http://www.china-netcom.com/eng/about/ summary.htm.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from May 19, 2008 to May 22, 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on May 16, 2008.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The Annual Report for the year ended December 31, 2007 will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.china-netcom.com).

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Save for statements of historical facts, all statements in this announcement that address activities, events or developments which the Company expects or anticipates will or may occur in the future are hereby identified as forward looking statements for the purposed of the safe harbour provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expression are also intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

CHANGE OF JOINT COMPANY SECRETARY

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that Mr. Li Fushen has resigned as Joint Company Secretary of the Company with effect from 25 March 2008.  Mr. Li Fushen continues to serve as an Executive Director and Chief Financial Officer of the Company.

The Board further announces that Mr. Huo Haifeng, Vice President of the Company, has been appointed by the Board to replace Mr. Li Fushen as a Joint Company Secretary of the Company with effect from 25 March 2008.  Mr. Huo will be assisted by Miss Mok Kam Wan, the other Joint Company Secretary of the Company, to discharge his functions as a Joint Company Secretary.  Miss Mok Kam Wan is an associate member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.  The Company has applied for, and The Stock Exchange of Hong Kong Limited has granted, a conditional waiver from strict compliance with the requirements under Rule 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for a period of three years from 25 March 2008 in respect of the appointment of Mr. Huo Haifeng as one of the joint company secretaries of the Company.  The waiver is granted on the condition that Mr. Huo Haifeng, who does not meet the requirements of Rule 8.17 of the Listing Rules, should be assisted by a qualified person who possesses the relevant professional qualifications required under Rule 8.17(2) of the Listing Rules during the three-year period so as to enable Mr. Huo Haifeng to acquire the “relevant experience” within the meaning of the Rule 8.17(3) of the Listing Rules to discharge his functions as a company secretary of the Company.  Miss Mok Kam Wan is a qualified person possessing the relevant professional qualifications required under Rule 8.17(2) of the Listing Rules.

Mr. Huo Haifeng has served as the Vice President of the Company from December 2006 and is currently in charge of risk management and legal affairs of the Company. Mr. Huo was the General Manager of Tianjin Communications Company from August 2004 to November 2006 and served as the General Manager of Dalian Branch of Liaoning Communications Company from December 2002 to August 2004.  Mr. Huo was the General Manager of Dalian Branch of Liaoning Telecommunications Company of former China Telecom Group from April 2001 to December 2002.  He worked as the General Manager of Anshan Branch of Liaoning Telecommunications Company from August 2000 to April 2001. Mr. Huo served as Director of Bureau of Telecommunications Administration in Anshan city of Liaoning Province from October 1998 to August 2000.  Mr. Huo graduated from Changchun University of Posts and Telecommunications on the major of computer application in July 1987, and from Beijing University of Posts and Telecommunications Graduate School in August 1998, and obtained a master’s degree of business management from Australian National University in October 2002.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 25 March 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel, and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

CLOSURE OF REGISTER OF MEMBERS
This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong). Reference is also made to the 2007 annual results announcement of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) published on 25 March 2008.

Notice is hereby given that the register of members of the Company will be closed from 19 May 2008 to 22 May 2008 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the proposed 2007 final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 16 May 2008. The final dividend will be paid on or about 12 June 2008 to those shareholders on the register of members on 22 May 2008.

By order of the Board China Netcom Group Corporation (Hong Kong) Limited
Huo Haifeng	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 25 March 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By   /s/ Huo Haifeng

By   /s/ Mok Kam Wan

Name:  Huo Haifeng and Mok Kam Wan

Title:     Joint Company Secretaries

Date: March 26, 2008